

BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of October 31, 2023

The principal balances and results accumulated for the period ending October 2023 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,890,497
Loans and accounts receivables from customers and banks, net	39,201,120
Loans and accounts receivables from customers at fair value, net	96,968
Financial instruments	11,553,062
Financial derivative contracts	12,800,700
Other asset ítems	5,355,333
Total assets	**71,897,680**

Principal liabilities	MCh$
Deposits and other demand liabilities	12,704,327
Time deposits and other time liabilities	15,705,285
Issued debt and regulatory capital instruments	10,258,983
Financial derivative contracts	13,983,587
Other liabilities ítems	14,903,935
Total equity	4,341,563
Total liabilities and Equity	**71,897,680**

Equity attributable to:	
Equity holders of the Bank	4,218,797
Non-controlling interest	122,766

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	860,801
Net fee and commission income	425,583
Result from financial operations	260,130
Total operating income	**1,546,514**
Provision for loan losses	(392,004)
Support expenses	(725,663)
Other results	(3,530)
Income before tax	**425,317**
Income tax expense	(37,328)
Net income for the period	**387,989**

Attributable to:	
Equity holders of the Bank	374,806
Non-controlling interest	13,183

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Octubre de 2023

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de octubre de 2023 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.890.497
Créditos y cuentas por cobrar a clientes y bancos	39.201.120
Créditos y cuentas por cobrar a clientes a valor razonable	96.968
Instrumentos financieros	11.553.062
Contratos de derivados financieros	12.800.700
Otros rubros del activo	5.355.333
Total Activos	**71.897.680**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	12.704.327
Depósitos y otras captaciones a plazo	15.705.285
Instrumentos de deuda y capital regulatorio emitidos	10.258.983
Contratos de derivados financieros	13.983.587
Otros rubros del pasivo	14.903.935
Total patrimonio	4.341.563
Total Pasivos y Patrimonio	**71.897.680**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.218.797
Interés no controlador	122.766

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	860.801
Ingresos neto de comisiones	425.583
Resultado de operaciones financieras	260.130
Total ingresos operacionales	**1.546.514**
Gasto de pérdidas crediticias	(392.004)
Gastos de apoyo	(725.663)
Otros resultados	(3.530)
Resultado antes de impuesto	**425.317**
Impuesto a la renta	(37.328)
Utilidad consolidada del periodo	**387.989**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	374.806
Interés no controlador	13.183

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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